Exhibit 4.16

China TieTong Telecommunications

Corporation

and

China Mobile TieTong Company Limited

Agreement on the Transfer of Business and

Assets of China TieTong

Telecommunications Corporation

November 2015

Agreement on the Transfer of Business and Assets of China TieTong Telecommunications Corporation

This agreement (“this Agreement”) is entered into by and between the following parties (“Parties”, each a “Party”) in Beijing, the People’s Republic of China (“China”) on November 27, 2015:

Party A: China TieTong Telecommunications Corporation

Address: No.2 Guangningbo Street, Xicheng District, Beijing

Legal Representative: Tian Limin

Party B: China Mobile TieTong Company Limited

Address: No.2 Guangningbo Street, Xicheng District, Beijing

Legal Representative: Tian Limin

Whereas:

1.	Party A is a limited liability company incorporated in the territory of China, and China Mobile Communications Corporation (“CMCC”) holds 100% of its equity, and its business scope covers approved telecommunication business, communication equipment testing, communication instruments and apparatus inspection, sale and lease of communication terminals, installation, engineering construction and repair of communication facilities, operating system integration related to mobile communications, VoIP and Internet business, sale and lease of fixed and mobile communications terminal equipments and after-sale services.

2.	Party B is a limited liability company incorporated in the territory of China, 100% of its equity is held by China Mobile Communication Co., Ltd., a domestic subsidiary of China Mobile Limited (“Listed Company”) controlled by CMCC.

3.	In order to integrate the internal resources of CMCC, promote the convergence of fixed-line business and mobile business and development of full-service business, upon consensus between both Parties, Party A is intended to transfer all business and assets it owns and operates to Party B, together with all creditor’s rights, debts, subscribers and serving employees related to the transferred business and assets.

Therefore, both Parties reach the following agreement on a principle of equality and mutual benefits after amicable negotiation.

Section 1.	Definitions

1.1	Except the context requires otherwise, the following terms shall have the following meanings in this Agreement:

(1)	“Subject of Transfer” refers to all business and related assets owned and operated by Party A on the date of the Delivery Date (excluding the Delivery Date). All creditor’s rights, debts, subscribers and serving employees in connection with the transferred business and assets on that date (excluding the Delivery Date) shall be transferred to Party B along with the Subject of Transfer.

(2)	“Transferred Business” refers to all businesses actually operated by Party A on the Delivery Date within the business scope set out in Party A’s Business License, including but not limited to fixed-line local telephone services, fixed-line domestic and international long-distance telephone services, VoIP services (limited to Phone - Phone telephone services), public telegram and subscriber telegram services; Internet access service unrelated to TD-SCDMA (including wireless access services of 3.5GHz and 26GHz); fixed-line domestic data transmission services and customer premises network services in Class 2 basic telecommunication services; voice mail services, facsimile storage and forwarding services, X.400 email services, call center services andInternet access services in Class 2 value-added telecommunication services; information services (limited to fixed-line network telephone information services), Internet information services (excluding news, publishing, education, medical, healthcare, drugs, medical instruments and BBS services and other contents); communication equipment testing; communication instruments and apparatus inspection; sale and lease of communication terminal equipment. Installation, engineering construction and repair of communication facilities, operation of system integration related to mobile communication, VoIP and Internet business, sale and lease of fixed and mobile communication terminal equipment and after-sale services.

(3)	“Transferred Assets” refers to all assets to be transferred from Party A to Party B in accordance with this Agreement that are included in the Final List, including but not limited to current assets (such as monetary fund, account receivables and inventories) included in the Assets Evaluation Report and the Final List, long-term equity investment (including equity investment in subsidiaries and joint stock companies) and long-term financial assets, land use right, buildings, structures and other ancillary facilities with perfect title, various equipments, IPRs, as well as contracts, agreements, operating materials, documents and files related to such assets, but excluding any assets not listed in the Assets Evaluation Report and the Final List. Specific scope of the Transferred Assets shall also include all assets listed in the Annexes to the Assets Evaluation Report (adjusted based on the disposal, assumption or change of all the assets listed in the Annexes to the Assets Evaluation Report for the purpose of and required by the Transferred Business during the transition period) and other assets purchased, built, manufactured, developed or otherwise obtained by Party A during the transition period for the purpose of and required by the Transferred Business, specific scope of the Transferred Assets shall be jointly confirmed by both Parties according to the provisions of this Agreement on the Delivery Date and listed in the Final List.

(4)	“Transferred Liabilities” refers to the liabilities to be transferred by Party A to Party B in accordance this Agreement that are related to the Transferred Business and Transferred Assets and are listed in the Assets Evaluation Report and the Final List, as well as the contracts, agreement, materials, documents and files related to such liabilities, excluding any liabilities not listed in the Assets Evaluation Report and the Final List. Specific scope of the Transferred Liabilities shall also include all liabilities listed in the Annexes to the Assets Evaluation Report (adjusted based on the change of related liabilities during the Transition Period) and the liabilities newly created for the purpose of and required by the Transferred Business during the Transition Period, specific scope of the Transferred Liabilities shall be jointly confirmed by both Parties according to the provisions of this Agreement on the Delivery Date and listed in the Final List.

(5)	“Transferred Contracts” refers to all contracts that are transferred along with the Subject of Transfer in accordance with the provisions of this Agreement and the party to which shall be changed from Party A to Party B.

(6)	“Reallocated Employees” refers to the contract employees of Party A on the Delivery Date who voluntarily terminate the employment with Party A and execute new labor contracts with Party B in accordance with this Agreement.

(7)	“Re-dispatched Workers” refers to those workers who executed labor contract with a labor dispatching company and are dispatched to work for Party A according to a labor dispatching agreement between the labor dispatching company and Party A and are re-dispatched by the labor dispatching company to work for Party B from the Delivery Date with the approval of Party B.

(8)	“Base Date” refers to May 31, 2015.

(9)	“Assets Evaluation Report” refers to the assets evaluation report (ZQHPBZi, (2015) No.1235) prepared by Beijing China Enterprise Appraisals Co., Ltd. on November 13, 2015 for the purpose of the transfer of the Subject of Transfer set out herein and filed with CMCC.

(10)	“Audited Financial Statements” refers to the Financial Statements of the Subject of Transfer audited by PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership) for the purpose of the transfer of the Subject of Transfer, for which PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership) had issued an auditor’s report (PHYDZTTSZi, (2015) No.1658) on November 12, 2015.

(11)	“Transition Period” refers to the time period from the next day of the Base Date to the Delivery Date.

(12)	“Delivery” refers to the delivery of the Subject of Transfer by Party A to Party B or a third party specified by Party B in accordance with the provisions of this Agreement.

(13)	“Delivery Preparation Period” refers to the time period from the date of this Agreement to the Delivery Date.

(14)	“Delivery Date” refers to December 31, 2015 or another date agreed between both Parties for Delivery.

(15)	“Delivery Plan” shall have the meanings set out in Section 4.3 hereof.

(16)	“Delivery Completion Date” shall have the meanings set out in Section 6.2(2) hereof.

(17)	“Final List” refers to the list of assets and liabilities, contracts as well as Reallocated Employees and Re-dispatched Workers that should ultimately be included in the scope of transfer in accordance with the provisions of this Agreement jointly confirmed by both Parties on the Delivery Date.

(18)	“Working Day” refers to any days other than statutory holidays and rest days of China.

(19)	“China” refers to the People’s Republic of China (excluding Taiwan, Hong Kong Special Administrative Region and Macao Special Administrative Region solely for the purpose of this Agreement).

(20)	“Yuan” refers to RMB Yuan.

(21)	“Accounts” shall have the meanings set out in Section 7.4(1) hereof.

(22)	“Significant adverse impact” or “significant adverse change” refers to any activities, events, facts, conditions, changes or influence that (a) cause or may cause significant adverse impact on the general management, operations, development, operating results or (financial or other) conditions of the Subject of Transfer; or (b) cause or may cause significant damage to the capability of any party to perform its obligations hereunder. Provided that, however, without prejudice to whether another event constitutes significant adverse change or significant impact, any event causing a loss or payment exceeding 5% of the consideration for transfer set out in Section 3.1 hereof shall constitute significant adverse impact or significant adverse change.

(23)	“Due Date” shall have the meanings set out in Section 10.3 hereof.

(24)	“Due Amount” shall have the meanings set out in Section 10.3 hereof.

(25)	“Third Party Claim” shall have the meanings set out in Section 11.2 hereof.

Section 2.	Transfer and Acquisition

2.1	Party A agrees to transfer the Subject of Transfer to Party B according to the terms and conditions of this Agreement. Party B agrees to acquire the Subject of Transfer from Party A according to the terms and conditions of this Agreement.

2.2	Both Parties agree that, from the Delivery Date, Party B shall have and undertake all rights and obligations related to the Subject of Transfer, and Party A will no longer have any rights or interests related to the Subject of Transfer, nor will it undertake any obligations and liabilities related to the Subject of Transfer, except those otherwise provided for by laws or this Agreement.

For avoidance of doubt, Party B shall have no right to any assets and liabilities (including but not limited to potential liabilities, responsibilities and obligations) not listed in the Assets Evaluation Report and Final List, nor shall it bear any responsibilities and obligations therefor; Party A shall continue to have right to any assets and liabilities not listed in the Assets Evaluation Report and Final List, and bear responsibilities and obligations therefor.

2.3	Both Parties agree that the Subject of Transfer shall be managed by Party B from the Delivery Date. For avoidance of doubt, within reasonable period after the Delivery Date, Party A shall provide Party B with all necessary and reasonable assistances and supports to manage the Subject of Transfer.

2.4	Both Parties agree that all Reallocated Employees shall be admitted by Party B; Re-dispatched Workers will be re-dispatched to Party B according to a Labor Dispatching Agreement between the Labor Dispatching Company and Party B.

Section 3.	Consideration for Transfer

3.1	Both Parties agree that the consideration for the transfer shall be RMB31.88 Billion Yuan Only (RMB31,880,000,000).

3.2	The consideration for the transfer shall be adjusted based on the change of the Subject of Transfer during the Transition Period. Party B shall, within a reasonable period of time after the Delivery Date, retain an independent auditor acceptable to both Parties to audit the Transferred Assets and Transferred Liabilities on the Delivery Date, and to determine all assets and liabilities to be listed in the Final List. The audited net assets book value of the Subject of Transfer changed due to increase or decrease of operating fund, capital expenditure, depreciation and liabilities during the Transition Period shall be adjusted amount of consideration for the transfer (“Adjusted Amount of Consideration for the Transfer”). Both Parties agree that the Adjusted Amount of Consideration for the Transfer shall not exceed RMB 1 Billion Yuan Only (RMB1,000,000,000).

3.3	Party B shall make payment in cash of the full consideration for the transfer set out in Section 3.1 of this Agreement to the account specified by Party A on the Delivery Date.

3.4	Both Parties shall complete the settlement and payment within 15 Working Days after the independent auditor completes the audit of the Transferred Assets and Transferred Liabilities on the Delivery Date according to Section 3.2 of this Agreement and submits an auditor’s report.

Section 4.	Pre-delivery Arrangement

4.1	Party A undertakes to Party B that during the period from the date of this Agreement to the Delivery Date, except otherwise provided for herein or otherwise agreed by both Parties:

(1)	It will not make any significant change to the customary operating policy and financial policy of the Subject of Transfer without consent from Party B, and will take necessary and effective measures to ensure the implementation of the customary operating policy and financial policy;

(2)	It will take all necessary actions and measures to ensure the normal operation and management of the Subject of Transfer, and provide subscribers with services that are in compliance with customary standards;

(3)	It will make prudent fixed assets investments according to its approved annual investment plan taking into account both the network operation safety and market requirements; without consent from Party B, it will not change the confirmed projects, planning, plans and schemes for fixed assets investments; consent shall be obtained from Party B for any unplanned fixed assets investments with an amount over RMB10,000,000;

(4)	Without consent from Party B, it will not sell, transfer or otherwise dispose of any assets where the value of a single asset or the accumulative value of homogeneous assets exceeds RMB10,000,000, or borrow additional loan with an amount or accumulative amount exceeding RMB10,000,000, or provide any guarantee to any third party debts;

(5)	Without consent from Party B, it shall not add the number of contract employees and dispatched workers or make significant adjustment to the headcounts, positions, remunerations or welfare benefits of current employees except for the adjustment to the employee structure according to the pre-determined plan of which Party B was informed;

(6)	It will fully notify or consult with Party B on any events that may cause significant adverse change to the Subject of Transfer, or will ensure Party B is fully informed or consulted with.

Except as otherwise agreed herein, Party A undertakes that the above undertakings will continue to apply as long as any Subject of Transfer ishas not been delivered to Party B on the Delivery Date.

4.2	Both Parties agree to take any necessary and reasonable measures and actions to work with each other to procure that all prerequisites for delivery as set out herein are met by the Delivery Date.

4.3	For the purpose of completing the Delivery, each party shall establish a delivery working team in charge of preparations for the Delivery. Both Parties shall work with each other to take inventory of the Subject of Transfer and prepare a specific delivery plan for the transfer of businesses, assets, liabilities, subscribers and personnel (“Delivery Plan”), and take appropriate and necessary measures to ensure normal operation of related business and services, smooth delivery of assets and liabilities and smooth transfer of subscribers and personnel. Preparatory works for the Delivery include but are not limited to:

(1)	Transferred Business:

(a)	Both Parties shall make joint endeavor to obtain consent from or filing with related competent authorities as for the taking of the Transferred Business by Party B or a third party specified by Party B, and obtain consent from or filing with the competent authorities or a third party as for the transfer of related number resources, IP addresses by Party A to Party B or a third party specified by Party B.

(b)	Both Parties shall negotiate with other telecommunication companies and related parties to make arrangement on interconnection related to the Transferred Business.

(c)	Both Parties shall make joint endeavor to well prepare for migration of subscribers to ensure smooth migration of subscribers to Party B or a third party specified by Party B. Both Parties shall work with each other to stocktaking and confirm the subscribers, verify scope of subscribers, information of subscribers and the contractual documents and related creditor’s rights and debts to be transferred along with subscribers, gather service agreements, receipts and related documents related to subscribers, and determine the content and publishing method of the announcement to subscribers.

(2)	Transferred Assets and Transferred Liabilities

(a)	As for the Subject of Transfer, Party A shall complete the preparatory works (including but not limited to making inventory of the Subject of Transfer) for the Delivery according to the Delivery Plan by the Delivery Date, and provide Party B with one or more copies of the list of Transferred Assets and Transferred Liabilities on the Delivery Date.

(b)	As for the Transferred Assets the title documents of which need to be changed, both Parties shall work with each other to compile, gather, ameliorate and prepare various application forms and documents required for the transfer of such assets from Party A to Party B.

(3)	Transferred Contracts

(a)	For the purpose of completing the Delivery, Party A shall provide Party B with a list of Transferred Contracts on the Delivery Date, which shall include each and every contract, agreement and arrangement related to the Delivery of the Transferred Assets and Transferred Liabilities, including the lease agreements, maintenance agreements and other related contracts, agreements and arrangement executed between Party A and any third parties for the purpose of the Transferred Business.

(b)	Party A shall take related actions to procure the parties listed in the list of Transferred Contracts to agree that Party B shall substitute Party A to become a party to related contracts from the Delivery Date. Such substitution shall be carried out in the following way: on the premise that the parties to related Transferred Contract agree that Party B substitutes Party A to become a party to that Transferred Contract from the Delivery Date, the other parties to the Transferred Contract shall sign a letter of acknowledgment to change the parties to the contract. Except as otherwise agreed in this Agreement, Party A shall obtain letters of acknowledgment signed by the other parties to the Transferred Contracts agreeing to change the contract subject from Party A to Party B during the Delivery Preparation Period.

(c)	For any Transferred Contracts which are in effect after this Agreement becomes effect but the contract terms of which will expire before the Delivery Date (“Renewable Contracts”), Party A shall take necessary actions to extend the expiration date of such Renewable Contracts to the Delivery Date or a reasonable date after the Delivery Date. For any Renewable Contracts which expire on the Delivery Date or which are to expire before the Delivery Date but actions have been taken to extend the expiration date to the Delivery Date, Party A shall provide Party B with the information about the other parties to such Renewable Contracts, and assist Party B to execute new agreements with such other parties; for any Renewable Contracts of which the expiration dates are extended to a reasonable date after the Delivery Date, Party A shall follow the provisions set out in Section 4.3(3)(b) above.

(4)	Reallocated Employees and Re-dispatched Workers

(a)	Party A shall make adjustment according to the employees adjustment plan provided to Party B before the Delivery Date so that the proportion of dispatched workers is in compliance with the requirements of laws and regulations.

(b)	Party A shall determine the list of Reallocated Employees on the Delivery Date, and provide detail information and human resources information data about the Reallocated Employees according to the requirements of Party B.

(c)	As for Re-dispatched Workers, both Parties shall discuss with corresponding labor dispatching companies to procure such labor dispatching companies to agree to rescind the dispatching agreements with Party A, and execute new dispatching agreements which come into effect on the Delivery Date with Party B.

Section 5.	Prerequisites for Delivery

5.1	The delivery is subject to the condition that the following prerequisites are met or exempted:

(1)	This Agreement has become effect;

(2)	The representations and warranties made by Party A on the execution date of this Agreement remain true, correct and complete on the Delivery Date and there are no misleading and false representations and omissions in all material respects;

(3)	Party A has performed and abode by all agreements, obligations and conditions required by this Agreement that Party A should perform and abide by before the Delivery Date;

(4)	No event that has significant adverse impact on the status of the Subject of Transfer has occurred;

(5)	The Board of Directors and shareholders of Party A have approved the transaction under this Agreement according to its corporate governance documents and applicable laws and regulations;

(6)	The Board of Directors and shareholders of Party B have approved the transaction under this Agreement according to its corporate governance documents and applicable laws and regulations, and the Listed Company has approved the transaction under this Agreement according to its corporate governance documents and applicable laws and regulations as well as listing rules;

(7)	All necessary government approval, permission or authorization has been obtained in connection with the transaction under this Agreement.

5.2	Both Parties shall make reasonable endeavor to meet all prerequisites mentioned above as soon as practicably possible before December 31, 2015. If not all prerequisites mentioned above have been realized on or before December 31, 2015, if practical, both Parties may consult with each other to postpone the realization date of such prerequisites in writing, or to exempt related prerequisites and deem all prerequisites are realized.

Section 6.	Delivery

6.1	Principles for the Delivery

(1)	Subject of the delivery. Party B is entitled to specify a third party to directly acquire all or part of the Subject of Transfer. To the extent that a third party specified by Party B directly acquires all or part of the Subject of Transfer, Party A shall directly transfer all or specified part of the Subject of Transfer to the third party specified by Party B. The Delivery under this Agreement shall include the Delivery of all or part of Subject of Transfer to the third party specified by Party B. The transfer or delivery of the Subject of Transfer by Party A to the third party specified by Party B shall be deemed as completion and performance of the delivery obligations in connection with the Subject of Transfer.

(2)	Transfer of title of the Subject of Transfer. Both Parties agree that the Subject of Transfer shall be deemed as legally owned by Party B from the Delivery Date. Except otherwise agreed between both Parties, all rights and interests related to the Subject of Transfer before the Delivery Date shall belong to Party A and all obligations and liabilities related to the Subject of Transfer shall be borne by Party A; on or after the Delivery Date (after both Parties confirm the delivery), all rights and interests related to the Subject of Transfer shall belong to Party B and all obligations and liabilities related to the Subject of Transfer shall be borne by Party B. If the Delivery of part of the Subject of Transfer can be made only after the Delivery Date, such part of the Subject of Transfer not actually delivered by Party A on the Delivery Date shall be held by Party A on trust for Party B in a honest and faithful manner, and shall be kept and disposed of as per Party B’s instruction at the expense of Party B.

(3)	Legal liabilities related to the Subject of Transfer. Both Parties agree that related legal liabilities arising out of or in connection with the Subject of Transfer shall be borne in the following manner:

(a)	All liabilities of Party A and the Subject of Transfer under laws, administrative regulations, administrative rules and local regulations before the Delivery Date, including but not limited to liabilities in respect of tax and environmental protection, shall be borne by Party A.

(b)	Party A shall continue to handle all suits, arbitrations, administrative investigations and other disputes arising out of or in connection with the matters related to Party A or the Subject of Transfer before the Delivery Date, whether such suits, arbitrations, administrative investigations or other dispute dissolution proceedings have been actually brought or initiated before the Delivery Date, related liabilities shall be borne by Party A, and related rights shall be handled according to this Agreement.

6.2	Schedule of the Delivery

(1)	Delivery Date. Both Parties agree that, to the extent that all prerequisites for Delivery set out in Section 5 of this Agreement are fully met or waived by the party entitled to waive such prerequisite, the Delivery Date shall be December 31, 2015; if the prerequisites for Delivery set out in Section 5 of this Agreement have not been fully met or waived by the party entitled to waive such prerequisite as of December 31, 2015, both Parties shall discuss in good faith to determine another Delivery Date. On the Delivery Date, both Parties shall work with each other and coordinate related third parties to provide assistance to complete the following matters:

(a)	Party B pays Party A the consideration for transfer set out in Section 3.1;

(b)	Party A and Party B or a third party specified by Party B execute the Final List;

(c)	Announcement in connection with the migration of subscribers involved in the Transferred Business is issued.

(2)	Period of Delivery. Both Parties agree to work with each other to substantially complete the Delivery of the Subject of Transfer according to the Delivery Plan agreed between both Parties within 90 days after the Delivery Date, and shall confirm the actual progress of the Delivery by executing an Acknowledgment for overall Delivery on the 90th day after the Delivery Date (“Delivery Completion Date”). Both Parties shall attach a detailed list of delivered and undelivered Subject of Transfer to the Acknowledgment for Delivery as a basis for subsequent arrangement between both Parties. From the Delivery Date to Delivery Completion Date, both Parties shall complete the Delivery of the following Subject of Transfer according to the Final List:

(a)	Party A delivers the Transferred Assets to Party B;

(b)	Party A delivers the Transferred Liabilities to Party B;

(c)	Party A assigns the rights and obligations under the Transferred Contracts to Party B;

(d)	Registration of change of titles in the Transferred Assets such as properties, land use right, IPRs and equities (if necessary);

(e)	Party A delivers all approvals and replies, licenses, title documents, contracts, agreements, business records, operation records, statistical documents, instruction books, maintenance manuals, training manuals and other documents and materials in connection with the Subject of Transfer and attached to the Transferred Assets to Party B, whether recorded in form of text, computer software, hardware or otherwise;

(f)	Other contents specified in the Deliver Plan or other matters related to the Delivery.

(3)	Subsequent Delivery. Subsequent Delivery shall be made for the Subject of Transfer not delivered fully on the Delivery Completion Date according to the Delivery Plan. In the sixth and ninth month after the Delivery Date, both Parties shall jointly check the performance of the subsequent arrangements and special agreements mentioned above, and sign an Acknowledgment for the Performance of Subsequent Arrangement. Both Parties shall fully consult with each other for any unfinished matters set out in the Acknowledgment for the Performance of Subsequent Arrangement, make corresponding subsequent arrangement and execute related arrangement. Assets not delivered on the expiration of the ninth month after the Delivery Date will not be delivered except otherwise agreed between both Parties. Such assets shall be recovered by Party A and refund corresponding consideration for transfer in lump sum at the evaluated value for such assets determined in the Assets Evaluation Report within 30 days after the expiration of the ninth month after the Delivery Date.

6.3	Special Agreements on the Delivery of Various Subjects of Transfer

(1)	Special agreement on the Transferred Contracts

(a)	As for the Transferred Contracts, except otherwise provided for in this Agreement, Party A shall give assistance to change the subject of related contracts from Party A to Party B or assist Party B to execute new contracts or agreements in lieu of the Transferred Contracts.

(b)	As for the contracts for telecommunication business between Party A and subscribers, Party A and Party B or a third party specified by Party B shall make joint or separate announcement to announce that related telecommunication services will be provided by Party B or a third party specified by Party B from the Delivery Date, and the contractual rights and obligations will be wholly transferred to Party B or the third party specified by Party B from the Delivery Date.

(c)	If consent for the transfer of certain Transferred Contracts is not obtained from the other party to the contract, or the telecommunication subscribers of Party A raise objection to the transfer of contracts, such contracts shall be deemed as contracts not transferred (the “Contracts Not Transferred”). As for the Contracts Not Transferred, both Parties specially agree that:

(i)	Except as otherwise provided for in this Agreement, all rights or obligations, incomes and losses under the Contracts not Transferred from the Date of Delivery shall be assigned to Party B. Party A agrees that all interests received or held by Party A in connection with the Contracts Not Transferred shall be received or held by Party A on trust for Party B, and the ownership of such interests shall belong to Party B, and Party A shall delivery such interests to Party B as requested by Party B from time to time.

(ii)	Party A shall exercise and perform the rights and obligations under the Contract Not Transferred in strict accordance with the instructions given by Party B from time to time, and shall not modify any provisions of or terminate any Contracts Not Transferred without consent from Party B.

(iii)	Party A will specify Party B or a third party specified by Party B to perform, on its behalf, the obligations under the Contracts Not Transferred to the other party; Party B shall indemnify Party A for reasonable expenses actually incurred by Party A in performance of the obligations under paragraph (a) and (b) above, except those expenses incurred due to Party A’s intentional misconduct, negligence or other fault of Party A. Party A shall compensate Party B for all losses incurred by Party B due to Party A’s intentional misconduct, negligence or other fault.

(iv)	To the extent that the rights (including filing a lawsuit, arbitration or other necessary actions) of Party B under any Contracts Not Transferred need to be exercised in the name of Party A, Party A shall assist Party B to exercise such rights in its name.

(v)	Both Parties shall make best endeavor to complete the transfer procedure of the Contracts Not Transferred and/or obtain the letter of consent from the other parties to the Contracts Not Transferred.

(2)	Special agreement on changes to the registration of the Transferred Assets:

(a)	As for the land use right transferred from Party A to Party B, Party A warrants to assist Party B to apply for a state-owned land use right certificate with Party B as title owner from related land administration department within nine months after the Delivery Date or by such other date as agreed between both Parties. Party A shall bear all expenses and land appreciation tax and related taxes payable by Party A under related laws, regulations, taxation laws and rules arising from or in connection with such matters, and Party B shall bear all expenses, related taxes payable by Party B under related laws, regulations, taxation laws or regulations. Stamp duties (if any) shall be shared between both Parties according to related laws and regulations;

(b)	As for the houses and construction in process transferred from Party A to Party B, Party A warrants to assist Party B to apply for a title deed with Party B as title owner from related property administration department within nine months after the Delivery Date (or six months after the completion of construction in process for houses and construction in process for which only construction in process license is obtained) or by such other date as agreed between both Parties. Party A shall bear all expenses and land appreciation tax and related taxes payable by Party A under related laws, regulations, taxation laws and rules arising from or in connection with such matters, and Party B shall bear all expenses and related taxes payable by Party B under related laws, regulations, taxation laws and rules. Stamp duties (if any) shall be shared between both Parties according to related laws and regulations;

(c)	As for the Transferred Assets in the Subject of Transfer of which the title certificate needs to be changed (such as software copyrights, patent rights, vehicles, and etc.), Party A warrants to assist Party B to apply for change of the title owner in the title certificate from Party A to Party B and apply for a new title certificate (if necessary) from related competent governmental authorities within nine months after the Delivery Date or by such other date as agreed between both Parties. Party A shall bear all expenses and related taxes payable by Party A under related laws, regulations, taxation laws and rules arising from or in connection with such matters, and Party B shall bear all expenses and related taxes payable by Party B under related laws, regulations, taxation laws and rules. Stamp duties (if any) shall be shared between both Parties according to related laws and regulations;

(d)	If, in the process of changing registration of the Transferred Assets mentioned above, it is required by the registry to execute a separate agreement, both Parties shall execute related agreement in good faith and cooperation, and the content of such agreement shall be in compliance with the principles provided for in this Agreement. In no case shall Party B be required to pay any consideration for such a transfer.

(3)	Treatment of loss and defect of the Transferred Assets

Both Parties agree that the Delivery shall be made on the principle that the account, statement (assets inventory statement) and physical assets shall be in reconciliation.

(a)	If the Transferred Assets listed in the Final List is lost or damaged during the period from the Delivery Date to the actual Delivery due to the reason of Party A, Party A shall be liable for compensation or supplementation.

(b)	If after actual Delivery, the Transferred Assets listed in the Final List are found to have major defects attributable to any reason before the Delivery Date, Party A shall be liable for replacement or compensation.

(4)	Both Parties agree that the Reallocated Employee shall be transferred according to the following arrangement:

(a)	Party A rescinds the labor contracts with the Reallocated Employees according to laws on the Delivery Date. All salaries, remunerations, bonus, expenses, liabilities and disputes related to the Reallocated Employees before the Delivery Date (including those incurred after the Delivery Date but shall be borne by Party A) shall be borne by Party A.

(b)	Party B executes labor contracts with Reallocated Employees according to laws with the contract term beginning from the next day of Delivery Date to the expiration date of the original labor contracts. If the original remaining contract term is less than 1 year, and if Party B and the Reallocated Employees reach a consensus, contract term may be re-determined at no less than 1 year in principle. When calculating the length of service of Reallocated Employees in Party B, the length of service of the Reallocated Employees with Party A shall be added.

(c)	Personnel files, remunerations and welfare benefits of the Reallocated Employees shall be wholly transferred within 10 working days after the Delivery Date. Party A shall actively work with Party B to complete the transfer of Reallocated Employees, including the transfer of social insurances and housing fund, etc.

(d)	Party A shall calculate the total salaries payable before the Delivery Date to be set aside within one month after the Delivery Date. The part of salaries attributable to Reallocated Employees in the total salaries set aside but not paid shall be paid to the Reallocated Employees by Party A no later than the Delivery Date. If the salary is not paid, then it shall be transferred to Party B to be paid by Party B to the Reallocated Employees.

(e)	Party A shall transfer the accumulated balance funds (including the premium paid by the employees and the premium paid by employer and included in the employees’ account) and personal accounts in the supplementary pension insurance accounts of the Reallocated Employees as of the Delivery Date to Party B.

(f)	Party A shall transfer the balance of employees’ education fund as of the Delivery Date to Party B.

(g)	The labor files of employees who do not agree to transfer to Party B as of the Delivery Date shall be retained by Party A.

(5)	Both Parties agree that the Re-dispatched Workers shall be transferred as follows:

(a)	Party A executes an agreement on rescission of the labor dispatching relation involving the Re-dispatched Workers with the labor dispatching company (if the original dispatching contract expires on the Delivery Date, it will not be renewed), and Party B executes a new dispatching agreement with the labor dispatching company which comes into effect on the Delivery Date.

(b)	Party A shall clear all expenses involving the Re-dispatched Workers with the labor dispatching company before the Delivery Date, and procure the labor dispatching company to pay off the remunerations to the Re-allocated Workers and fully pay social insurance premium for the Re-allocated Workers before the Delivery Date.

Section 7.	Representations and Warranties of Party A

Party A makes the representations and warranties below to Party B except for matters that have been disclosed in writing to Party B or made provisions in account:

7.1	Subject qualification and approval

Party A is a corporate legal person duly incorporated and legally exists under the laws of China, has all necessary rights, powers, and capacities to sign this Agreement and perform and bear all obligations and liabilities under this Agreement; once it is signed, this Agreement is legally and effectively binding on Party A. The execution of this Agreement by Party A with Party B will not constitute a breach of any contract, its Articles of Association, constitutional documents of Party A and any applicable laws and regulations of China.

7.2	Materials

All materials provided by Party A to Party B or its representatives and consultants relating to Subject of Transfer are true, accurate, and complete, and free of false representation, major omission, and misleading statement.

7.3	Transferred Business

(1)	Party A has the right to engage in the operation activities set out in its Business License before the Delivery Date.

(2)	On and before the Delivery Date, the Transferred Business is in good condition and no significant adverse change occurs on it. To the knowledge of Party A, there is no fact or issue is possibly and rationally expected to have significant adverse impact on Party A’s financial or operating situations or prospects.

7.4	Account before the Delivery Date

(1)	Party A’s accounts (hereinafter referred to as the “Accounts”) before the Delivery Date are prepared according to the requirements of related laws and regulations, appropriate accounting policies and the principle of accrual basis that truly and fairly reflects the conditions of the Subject of Transfer. Correct provision or disclosure is made in the Accounts on all Party A’s bad debts according to related generally accepted accounting principle;

(2)	From the date when this Agreement is executed to the Delivery Date, to the knowledge of Party A that, no financial or operation situation or prospect (the prospect of business development normally expected by both Parties except that caused by objective reasons) relating to Party A will have any significant adverse change, nor is there any event, fact or matter that may cause similar change.

(3)	Accounting and other records

All Party A’s statutory registration books, account books and other records that are required to be kept by law applicable in related jurisdiction have been appropriately and consistently kept according to such applicable laws and related generally accepted accounting standard, and are complete and accurate records of all materials that need to be recorded.

7.5	Transferred Assets

(1)	The Transferred Assets are legally possessed by Party A, except for those disclosed in check result of Transferred Assets and the Final List, there is no any encumbrances, and the Transferred Assets are not the subject of any security interest, or any transfer, option, right of first refusal, franchise, proxy account collection arrangement, lease or rent agreement, lease purchase agreement, conditional sale or credit sale agreement, delay payment agreement or any similar agreement or arrangement (or agreement or obligation creating any of the above, including conditional obligation);

(2)	Except otherwise provided for in this Agreement, the Transferred Assets purchased by Party B under this Agreement shall have all related rights which the owner of the Transferred Assets shall have based on the original title status according to laws, and such title may be transferred or disposed of according to laws, and will not be restricted by any detention, mortgage or other third-party’s rights.

7.6	Land use right and houses

(1)	The land use right and houses that Party A transfers to Party B are legally possessed by Party A, there is no conflict or dispute in ownership and free of any encumbrances such as mortgage;

(2)	There are no obstacles either in fact or by law on the transfer of title deed for the land use right and housing transferred by Party A to Party B;

(3)	For avoidance of doubt, for the properties for which Party A has not obtained the title certificate of land use right and houses before the execution of this Agreement, Party A commits to obtain certificates of land use right and houses with Party A as title owner on the Delivery Date, or change the title certificates directly to the name of Party B after the Delivery Date.

7.7	Intellectual property rights (IPRs)

(1)	IPRs transferred to Party B

(a)	As for such IPRs, Party A is the statutory owner or holder of the right of use of above intellectual property right registered or pending (if applicable) in any jurisdiction. The use of above intellectual property right is not restricted by any security interest, option, mortgage, charge, or liens;

(b)	Neither any act or omission nor any event that occurs or may occur will lead any above intellectual property right be canceled, or forcibly licensed to others, withdrawn or revised, or neither any act or omission nor any event that occurs or may occur will hinder the granting of effective intellectual property right to a pending but not approved application or registration of a valid intellectual property right;

(c)	To the knowledge of Party A, there is no allegation made by any third party that any of the operation of the business has infringed or may infringe its IPRs or claim against the use of the IPRs. Party A is not aware of any circumstances that may cause such claims.

(2)	Software

(a)	Except as otherwise agreed, all necessary licenses of software required for the operation of the Transferred Business have been obtained to enable Party B to continue to use by the same means with that before the date of signing this Agreement within the license term of the software;

(b)	For software copyright included in the scope of the Transferred Assets, in case the transferred effective license is inadequate, Party A shall bear all fees for purchasing required effective license of software copyright. Otherwise, it shall pay the fees equivalent to purchase effective license of such software copyright to Party B by cash.

7.8	Contract relationship and business arrangement

(1)	Contract relationship and business arrangement included in scope of the transfer:

(a)	Are all legally entered into, legally valid and enforceable to the parties to the contract;

(b)	Are in consistence with general business principle and are signed based on fair and rational business clauses;

(c)	Are dealt with based on the principles set out in this Agreement and have no obstacles both by law and in fact.

(2)	Major default

(a)	There is no major default under any agreement to which any Transferred Assets are the subject, and there is no circumstances that may cause such major default;

(b)	There is no major default on the part of Party A under any agreement or arrangement related to the operation of the Subject of Transfer, nor is there any circumstance that may cause such major default.

7.9	Lawsuit and investigation

(1)	Lawsuit

(a)	Except the debts being collected by Party A as a plaintiff that incurred in the ordinary business process and those that have been disclosed to Party B, Party A is not a plaintiff, defendant or other party to any ongoing, threatened or pending major lawsuit, arbitration or administrative proceedings brought against Party A, the Transferred Assets or any corresponding assets or in connection therewith;

(b)	To the knowledge of Party A, there is no circumstance that may cause such proceedings, investigations or examinations set out in paragraph (a) above.

(2)	Investigation

To the knowledge of Party A, there is no ongoing or pending governmental or official investigation or examination involving Party A or the Subject of Transfer.

7.10	Personnel and labor relationship

(1)	There is no labor dispute between Party A and Reallocated Employees that may cause significant adverse impact on Party B, nor is there any event or circumstance that may cause any such labor dispute.

(2)	Party A does not owe any compensation, welfare benefit, and social insurance premium to the Reallocated Employees.

Section 8.	Representations and Warranties of Party B

8.1 Party B hereby represents and warrants to Party A that on the Execution Date, date of signing this Agreement, Delivery Date, and Delivery Completion Date:

(1)	Party B is an enterprise legal person duly incorporated and legally exists under the laws of China, and has full right to execute this Agreement and perform the rights and obligations under the agreement;

(2)	Its execution and performance of this Agreement will not cause it to:

(a)	Violate the rules of its constitutional documents and other related document, or violate any law, regulation, or rules applicable to the Company; or

(b)	Violate any major contracts, agreements, or permission to which it is a Party, or order, award, or decree issued by court, government authority, and regulatory organ.

(3)	Party B has sufficient cash or legitimate cash source for the payment of the Consideration for the Transfer.

Section 9.	Taxes and Charges

9.1	Except otherwise provided for in this Agreement, each party shall respectively bear the cost, fees and other expenses of it for the transaction under this Agreement according to laws.

9.2	Both Parties shall bear all taxes in connection with this Agreement or any other transaction documents and all fees charged by government authority, regulatory authority and stock exchanges in accordance with laws, regulations and related rules and decisions of the government.

9.3	Except otherwise required by laws and regulations and/or agreed between both Parties, all expenses in connection with the delivery of the Subject of Transfer by Party A to Party B and the receipt of the Subject of Transfer by Party B from Party A shall be paid according to the reasonable arrangement agreed between both Parties.

Section 10.	Default Liabilities

10.1	The violation by any party of any presentations, warranties or undertakings set out in this Agreement or of any provisions in this Agreement shall constitute a default. The default party shall make full and sufficient compensation to the observant party. If the defaulting behavior of the default party causes the purpose of this Agreement unrealizable, the observant party has the right to determine whether to rescind this Agreement.

10.2	If after the Delivery Date there is any debt dispute, title dispute or administrative penalty against Party B that is caused by the operating activities of Party A and/or its subsidiaries before the Delivery Date and not predicated or not disclosed to Party B before the Delivery Date, Party A shall take measures to resolve such issues and keep the Subject of Transfer, Party B and/or its subsidiaries harmless. If such conflict or dispute causes any loss to the Transferred Assets or Party B and/or its subsidiaries, Party A agrees to make full, sufficient, timely and efficient compensation.

10.3	If any sum under this Agreement or any sum payable under this Agreement is not paid on the due date (“Due Date”), the Default Party shall pay penalty for such amount (“Due Amount”). The penalty shall be calculated at a rate of 0.03% (zero point zero three percent) per date from the Due Date (exclusive) to the date of actual payment (inclusive).

For avoidance of doubt, no compound interest according to other provisions of this agreement will apply to any Due Amount mentioned above after the Due Date.

Section 11.	Settlement of Disputes

11.1	Any dispute arising out of the performance of or in connection with this Agreement shall be settled by amicable negotiation between both Parties. If it cannot be settled by negotiation, any party is entitled to submit the dispute to China International Economic and Trade Arbitration Commission for arbitration according to the then effective arbitration rules. The arbitration procedures shall be made in Beijing. The arbitration award made according to the above arbitration procedures shall be final and binding on both Parties. The arbitration fee shall be paid by the losing party.

11.2	Third Party Claim

For the purpose of the conflict or dispute occurred after the Delivery Date but arising out of the activities or facts of the Subject of Transfer before the Delivery Date (exclusive), if Party B is aware of any claim, law suit or threatened claim raised by any third party and should be borne by Party A according to this Agreement (“Third Party Claims”), except otherwise provided for in this Agreement, Party B shall:

(1)	Inform Party A of the Third Party Claims within reasonable time period and enable Party A and its representative to obtain reasonable information and convenience;

(2)	Not admit any liabilities or enter into any agreement or compromise regarding any Third Party Claims without prior written consent from Party A. If Party A fails to responds to Party B in writing within 15 working days after receiving notification from Party B, it shall be deemed that Party A has given consent, and Party B is entitled to admit liabilities or enter into any agreement or compromise regarding such Third Party Claims;

(3)	On the premise that Party A indemnifies Party B for reasonable expenses incurred therefrom:

(a)	Take any actions reasonably requested by Party A so as to avoid, decline or challenge such Third Party Claims, or to appeal, compromise or defend such Third Party Claims;

(b)	To the extent permitted by laws, allow Party A (if it opts to do so) to take over all legal proceedings and/or negotiations caused by Third Party Claims; and

(c)	Provide information and assistance (if necessary) reasonably requested by Party A to prepare and proceed with any legal proceedings and/or negotiations related to Third Party Claims.

(d)	If there is any major defaults mentioned above, the corresponding default liabilities shall be borne by Party A. If Party B is involved in such default events, Party A shall indemnify Party B for all losses incurred thereby (including related fees, costs and attorney fees).

Section 12.	Effectiveness and Amendment

12.1	This Agreement comes into effect upon signatures of the legal representatives or their authorized representatives and stamps of both Parties.

12.2	After the execution of this Agreement, any amendment of this Agreement (or any other transaction documents) shall be effective only if made in writing and signed by the legal representatives or their authorized representatives and affixed the stamps of both Parties.

12.3	Both Parties agree that after the execution of this Agreement, any matters not covered in this Agreement shall be further discussed between both Parties and provided for in a written supplementary agreement. The supplementary agreement constitutes integral part of this Agreement.

Section 13.	Miscellaneous

13.1	Force Majeure

(1)	“Force Majeure” means any events not reasonably controlled, unforeseeable or foreseeable but unavoidable by both Parties to this Agreement, which impedes, impacts or delays any party to perform all or part of its obligations under this Agreement. Such events include but not limited to earthquake, typhoon, flood, fire or other natural disasters, war, riot, strike or any other similar events.

(2)	If a force majeure event occurs, the impacted party shall notify the other party by as quickest as possible ways, and provide, within 15 days, a certificate stating the details of such event and reasons why it cannot perform or partially perform or needs to delay the performance of this Agreement, then both Parties shall discuss whether to delay the performance of or to terminate this Agreement.

13.2	Confidentiality and disclosure.

(1)	Except otherwise required by related laws, regulations in China, competent government authorities or the Articles of Association of related companies, no party shall disclose any content of this Agreement to any third party other than the participants of the transaction (or their professional consultants in the transaction) before or after the transaction under this Agreement is completed without prior written consent from the other party.

(2)	No party (and any of its affiliated companies) shall make any announcement or issue any circular regarding the existence of this Agreement (or any other transaction documents) or its subject matters without written approval from the other party (which shall not be unreasonably retained or delayed).

(3)	If a notification, announcement or circular is required by laws or competent stock exchange or any regulatory or supervisory authority or department (whether or not such requirement has legal effect), the previous restriction shall not apply. To the extent that the above exceptions apply, the party publishing announcement or issuing circular shall make reasonable endeavor to consult with the other party as to the form, content and timing of such announcement or circular.

13.3	Assignment of Contracts

(1)	Except otherwise provided for in this Agreement or agreed by both Parties in writing, Party B shall not assign, transfer, mortgage or otherwise dispose of all or part of its rights under this Agreement.

(2)	Notwithstanding the above provisions, both Parties acknowledge that Party B is entitled to specify a third party which has connected relation with it to acquire all or part of the Subject of Transfer, and is entitled to request Party A to make Delivery of all or part of the Subject of Transfer to such third party specified by it.

13.4	Notice

(1)	All notices in connection with this Agreement shall be made in Chinese and delivered by person, facsimile, registered mail or the express services recognized by both Parties. Notices shall take effected upon delivery and shall be deemed duly delivered (a) on delivery if sent by person, registered mail or express services; or (b) upon transmission if sent by facsimile. In any cases, if the notice is delivered at a time other than working hours, the notice shall be deemed as duly delivered at the beginning of the working hours of the next working day.

(2)	For the purpose of this Section 13.4(1), the addresses of both Parties are as follows:

China TieTong Telecommunications Corporation:

Address: No.2 Guangningbo Street, Xicheng District, Beijing

Attn.: Tian Limin

China Mobile TieTong Company Limited:

Address: No.2 Guangningbo Street, Xicheng District, Beijing

Attn.: Tian Limin

13.5	Conflict with Other Agreements

(1)	(As between the Parties to this Agreement and between any member of Party A and any member of Party B) If any provisions in this Agreement conflict with the provisions of any other agreement, this Agreement shall prevail, except (a) such other agreement expressly provided for that it precedes over this Agreement in certain respects; and (b) both Party A and Party B are parties to such agreement or otherwise agree in writing that such other agreement precedes over this Agreement in certain respects.

(2)	This Agreement and its annexes constitute complete legal documents regarding the assets transfer, and replace all previous oral discussions and written agreements between both Parties on the assets transfer, except otherwise expressly provided for in the Transaction Documents.

13.6	Waiver and exemption

Except otherwise expressly provided for in this Agreement, if either Party does not, fails or delays to exercise any rights, powers or remedies under this Agreement or any Transaction Documents, such Party shall not be deemed to have waived such rights, powers or remedies, nor shall such Party be impeded to subsequently exercise such rights, powers or remedies. Unilateral or partial exercise of such rights, powers and remedies shall not impede further exercise thereof.

13.7	Severability

Each provision of this Agreement and other Transaction Documents is severable. If any of such provisions is held or becomes invalid or unenforceable in any respects under the laws of any jurisdiction, it shall be invalid in that respect. Both Parties shall make reasonable endeavor to replace such provision with a substitute valid and enforceable provision of which the validity is the closest to the intended validity in that respect.

13.8	Text

This Agreement is prepared in Chinese. This Agreement is prepared in four counterparts, each Party holds two counterparts. All counterparts shall have the same legal effect.

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